[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

VIA EDGAR AND FEDEX

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Gulf Coast Ultra Deep Royalty Trust
Amendment No. 2 to Registration Statement on Form S-4 Filed March 12, 2013 File No. 333-185742

Dear Mr. Schwall:

On behalf of Gulf Coast Ultra Deep Royalty Trust (the “Royalty Trust”) and Freeport-McMoRan Copper & Gold Inc. (“FCX”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that appeared in the Staff’s letter dated March 28, 2013, with respect to the above-referenced filing. We have also included in this letter, where applicable, responses communicated to us by counsel to, and/or representatives of, McMoRan Exploration Co. (“MMR”), Ryder Scott, L.P. (“Ryder Scott”) and Morris, Nichols, Arsht & Tunnell LLP.

H. Roger Schwall

United States Securities and Exchange Commission

April 3, 2013

This letter and Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form S-4 (File No. 333-185742) are being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with five copies of Amendment No. 3 marked to indicate changes from the version filed on March 12, 2013.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 3. All references to page numbers in these responses are to the pages in the marked version of Amendment No. 3.

General

1.	We note that you have filed a report from Ryder Scott as Exhibit 99.6 that relates to your proved, probable and possible reserves as of July 1, 2012. We understand that Ryder Scott may have also produced a longer reserve report that relates to such reserves as of July 1, 2012. We also note the petroleum engineering and geological reports provided to us on a supplemental basis for our review. Please provide an analysis supporting your apparent belief that these referenced reports are not required to be filed with your registration statement pursuant to Item 21(c) of Form S-4, or are not required to be filed with the related Schedule 13E-3 pursuant to Item 16 of Schedule 13E-3 and Item 1016(c) of Regulation M-A.

Response: FCX and the Royalty Trust (the “Filing Parties”) have reviewed the referenced reports in light of Item 21(c) of Form S-4, Item 16 of Schedule 13E-3 and Item 1016(c) of Regulation M-A, and have concluded such reports are not “materially related” to the transaction and as such are not required to be filed with the Form S-4 or the related Schedule 13E-3. Ryder Scott is MMR’s regular third-party petroleum reserve engineer, and in such capacity provides MMR with reports of this type on a bi-annual basis, with reports typically delivered as of July 1 and December 31 of each year. MMR views the periodic reports it receives from Ryder Scott as ordinary course reserve monitoring and evaluation of the type typically engaged in by companies in the oil and gas exploration and production business, whether produced by internal or external sources. In particular, the referenced reports are used by MMR as part of its normal course internal and external financial reporting, development of its operating plan, allocation of its resources and preparation of its publicly filed annual oil and gas reserves disclosures. The July 1, 2012 report was delivered to MMR as part of this ongoing relationship with Ryder Scott according to MMR’s normal specifications, in the typical form of such report, without modification in form or timing as a result of the contemplation of any extraordinary transaction involving MMR.

The Filing Parties have included the summary Report of Ryder Scott relating to McMoRan Oil and Gas LLC as of July 1, 2012, which was filed as Exhibit 99.6 of Amendment No. 2 to the Registration Statement, and have filed as Exhibit 99.7 to

H. Roger Schwall

United States Securities and Exchange Commission

April 3, 2013

Amendment No. 3 the Report of Ryder Scott relating to K-Mc Ventures I LLC, as of July 1, 2012, in the interests of providing MMR stockholders with fulsome disclosure regarding MMR and its assets. By the same rationale, the Filing Parties have also filed these reports as exhibits (c)-9 and (c)-10, respectively, with Amendment No. 3 to the Schedule 13E-3 through incorporation by reference. In filing these reports, neither the Filing Parties nor MMR is indicating or conceding that they are materially related to the transaction or are required to be filed with the Form S-4 or the related Schedule 13E-3, and the Filing Parties respectfully submit that they are not required to be filed with either of such filings.

With respect to the petroleum engineering and geological reports provided on a supplemental basis for the Staff’s review (the “Supplemental Data”), the Filing Parties respectfully submit that such reports are also not materially related to the merger and therefore are not required to be filed under any applicable rule, including Item 21(c) of Form S-4, Item 16 of Schedule 13E-3 or Item 1016(c) of Regulation M-A. In determining that the Supplemental Data are not materially related to the merger, the Filing Parties have considered that all material information included in the Supplemental Data has been disclosed or summarized in MMR’s periodic reports incorporated by reference in Amendment No. 3, in applicable disclosures of Amendment No. 3 itself (e.g, Special Factors—Certain Information Prepared by the Management of MMR, Special Factors—Opinion of Financial Advisor to the MMR Special Committee and Description of the Subject Interests) or in Ryder Scott’s summaries filed as Exhibits 99.6 and 99.7 described above. To the extent the Supplemental Data includes additional technical details regarding the geological and engineering data underlying the disclosures referenced in the preceding sentence, the Filing Parties respectfully submit that such detail is not material to investors and was not prepared in connection with the contemplated transaction and therefore should not be deemed to be materially related to the merger.

2.	Please revise your disclosure throughout your filing, wherever you refer to the Ryder Scott reserve report, dated as of July 1, 2012, to indicate the version to which you are referring.

Response: In response to the Staff’s comment, the applicable disclosure regarding the Ryder Scott reserve reports on pages 42, 43, 47, 52 and 53 in Amendment No. 3 has been revised.

H. Roger Schwall

United States Securities and Exchange Commission

April 3, 2013

Questions and Answers About the MMR Special Meeting, page iii

What consideration will MMR stockholders receive if the merger is completed…, page vi

3.	We note your response to comment 3 in our letter dated March 5, 2013, and reissue such comment in part. Please disclose in percentage terms the equity ownership of Gulf Coast Ultra Deep Royalty Trust that would be held by PXP if the trust units were issued before the PXP merger is consummated.

Response: In response to the Staff’s comment, the disclosure on pages viii and ix of Amendment No. 3 has been revised to include the disclosure in the case that the trust units were issued prior to the consummation of the PXP merger.

4.	To enhance investor understanding, please quantify in tabular form the equity ownership in the royalty trust held by FCX and PXP under the following scenarios (i) where the PXP merger is consummated prior to the consummation of the MMR merger, and (ii) where the PXP merger is not consummated prior to the consummation of the MMR merger (presenting such information at the time the trust units are first issued, and separately presenting such information that assumes that the PXP merger is consummated after the MMR merger).

Response: In response to the Staff’s comment, the disclosure on pages viii and ix of Amendment No. 3 has been revised to disclose the requested information in tabular form.

5.	In addition, where you state that the number of outstanding shares of MMR common stock beneficially owned by persons other than FCX and its affiliates (and therefore entitled to receive the merger consideration) will fluctuate, please revise your disclosure to clarify how you anticipate that this number will fluctuate.

Response: In response to the Staff’s comment, the disclosure on page viii of Amendment No. 3 has been revised to specify in additional detail the factors which could cause this number to fluctuate.

Special Factors, page 24

6.	We note your claim to proved undeveloped reserves for the Lineham Creek well. Please tell us whether the operator has committed to the completion of this well. If that is not the case, please explain how the completion is reasonably certain. Address whether you would complete the well without the operator’s participation.

Response: MMR has advised us that the Lineham Creek well is currently drilling below the salt weld at 28,998 feet, with a revised proposed total depth of 30,500 feet. MMR does not expect the operator to make any decisions with respect to completion activities

H. Roger Schwall

United States Securities and Exchange Commission

April 3, 2013

until drilling operations have been completed. Under the joint operating agreement, MMR has rights to complete the well whether or not the operator proposes or participates in completion. In the event the operator does not propose completing the Lineham Creek well in a deeper horizon, MMR has advised that it is prepared to exercise its rights to complete the well in the proved undeveloped horizon (i.e., the Yegua) with or without the participation of the operator. For these reasons, MMR has determined that completion is reasonably certain.

Background of the Merger, page 24

7.	We note your disclosure at page 39 regarding a vote of the disinterested directors of the MMR board. Please revise your filing to identify the disinterested directors in this context.

Response: In response to the Staff’s comment, the disclosure on page 39 of Amendment No. 3 has been revised.

MMR’s Reasons for the Merger..., page 39

8.	We note your revised disclosure in response to comment 21 in our letter dated March 5, 2013. Where you refer to the financial advisors’ respective estimates of the resource potential for MMR’s ultra-deep assets, please refer to the volume amounts consistently either in trillion cubic feet (Tcfe) or billion cubic feet (Bcfe) to facilitate comparison.

Response: In response to the Staff’s comment, the disclosure on page 43 and page 48 of Amendment No. 3 has been revised to refer to volume amounts in Bcfe.

Position of the FCX Parties as to the Fairness of the Merger and Purpose of the Merger, page 45

9.	We note your response to comment 17 in our letter dated March 5, 2013, including your explanation that Evercore’s net asset valuation analysis measured MMR’s value as a going concern. To the extent that Credit Suisse’s discounted cash flow/net asset value analysis also measured MMR’s value as a going concern, please make corresponding revisions to your disclosure on page 49, where currently you indicate that the FCX Parties did not consider MMR’s going concern value.

Response: In response to the Staff’s comment, the disclosure on pages 47 and 49 of Amendment No. 3 has been revised.

H. Roger Schwall

United States Securities and Exchange Commission

April 3, 2013

10.	We note your response to comment 32 in our letter dated March 5, 2013, and reissue such comment in part. Please disclose whether, and if so, how each of the FCX Parties took into account, for purposes of its fairness determination, the discounted cash flow analysis provided by Evercore.

Response: In response to the Staff’s comment, the disclosure on page 49 of Amendment No. 3 has been revised.

Related Party Transactions, page 153

11.	Please revise your filing to provide updated information required by Item 402 of Regulation S-K for the fiscal year ended December 31, 2012. Please refer to Item 18(a)(7)(ii) of Form S-4, and Question 123.01 of the Securities Act Forms Compliance and Disclosure Interpretations, available on our website at: http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm.

Response: In response to the Staff’s comment, we advise the Staff that the parties intend to provide the information required by Item 402 of Regulation S-K in a Form 10-K/A to be filed prior to the filing deadline of April 30, 2013.

Exhibits

Exhibit 5.1

12.	We note that counsel has assumed for purposes of the opinion the due formation or organization, valid existence and good standing of each entity that is a signatory to any of the documents reviewed by counsel under the laws of the jurisdiction of its respective formation or organization. However, such assumption does not appear to be appropriate with respect to the registrants. Please obtain and file a revised opinion that does not include such assumption. For guidance, refer to Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, at Section II.B.3(a).

Response: In response to the Staff’s comment, we have filed a revised Exhibit 5.1 which opines with respect to the due formation, valid existence and good standing of the Royalty Trust, the issuer of the royalty trust units, and has modified the assumption to exclude the due formation, valid existence and good standing of the Royalty Trust.

13.	We note that counsel has assumed for purposes of the opinion the due adoption, authorization, execution and delivery by, or on behalf of, each of the parties of the referenced documents and of all documents contemplated by the governing documents to be executed by persons desiring to become unitholders of the trust. Please tell us why such assumptions are both necessary and appropriate. For guidance, refer to Staff Legal Bulletin No. 19 at Section II.B.3(a).

Response: In response to the Staff’s comment, we have filed a revised Exhibit 5.1 which includes a narrower assumption relating to the due adoption, authorization, execution and delivery of the documents pursuant to which the royalty trust units will be issued, prior to the first issuance of the royalty trust units, by each of the parties thereto other than the Trust. In addition, counsel has revised the opinion to delete the part of this assumption regarding the due adoption, authorization, execution and delivery of all documents contemplated by the governing documents to be executed by persons desiring to become unitholders of the Trust. In order for royalty trust units to be legally issued, it is required that the documents pursuant to which such units will be issued are enforceable. One of the prerequisites to the enforceability of such documents is the due adoption, authorization, execution and delivery, as applicable, of such documents by each of the parties thereto. Counsel believes that it is beyond the scope of their opinion to address the due adoption, authorization, execution and delivery of any documents by any other parties, and that for such reasons the assumptions are both necessary and appropriate within the guidance set forth in Staff Legal Bulletin No. 19.

H. Roger Schwall

United States Securities and Exchange Commission

April 3, 2013

14.	We note the following statement in the opinion: “We have not reviewed any documents other than those identified above in connection with this opinion, and we have assumed that there are no other documents that are contrary to, or inconsistent with the opinions expressed herein.” This limitation does not appear to be appropriate. Please obtain and file a revised opinion.

Response: In response to the Staff’s comment, we have filed an amended opinion of counsel as Exhibit 5.1.

15.	We note the following statement in the opinion: “This opinion is intended solely for the benefit of the Trust and the Unitholders of the Trust in connection with the matters contemplated hereby and may not be relied upon by any other person or entity, or for any other purpose, without our prior written consent.” Please obtain and file a revised opinion that does not include such limitation, as the recipients of the royalty trust units in this offering are entitled to rely on the opinion. For guidance, refer to Staff Legal Bulletin No. 19 at Section II.B.3(d).

Response: In response to the Staff’s comment, Counsel’s opinion has been revised to confirm that recipients of the royalty trust units in this offering are entitled to rely on the opinion.

Exhibit 99.6

16.	We note that the report filed as Exhibit 99.6 to the Form S-4 indicates that it was prepared for the use and sole benefit of McMoRan Oil & Gas LLC and may not be put to other use without Ryder Scott’s prior written consent for such use. Please obtain and file a revised report which does not suggest that the recipients of the royalty trust units in this offering are not entitled to rely on such report.

Response: In response to the Staff’s comment, Ryder Scott Company, L.P. has provided written consent under separate cover that recipients of units of the Royalty Trust in the merger are entitled to rely on such reports. A copy of such consent has been filed as Exhibit 99.8 to Amendment No. 3.

*    *    *    *    *    *

H. Roger Schwall

United States Securities and Exchange Commission

April 3, 2013

We hope the foregoing has been responsive to the Staff’s comments. If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1314 (telephone) or deshapiro@wlrk.com (e-mail).

We thank the Staff in advance for its assistance.

Sincerely,

/s/ David E. Shapiro

David E. Shapiro

Wachtell, Lipton, Rosen & Katz

cc:	Douglas N. Currault II, Freeport-McMoRan Copper & Gold Inc. John Amato, McMoRan Exploration Co. Michael Aiello, Weil, Gotshal & Manges LLP